Supplement dated July 27, 2020 to the Prospectus Dated June 22, 2020
Product Name	Prospectus Form #
RiverSource ® Structured SolutionsSM annuity	S-6730 CG (6/20)
This Supplement revises the Prospectus for the above referenced annuity issued by RiverSource Life Insurance Company ( “We,” “Us,” or “Our”).  Certain terms used in this Supplement have special meanings. If a term is not defined in this Supplement, it has the meaning given to it in your Prospectus. This Supplement should be read and kept together with your contract Prospectus for future reference.
Effective on or about September 14, 2020, the following changes apply:
Defined Terms
The following term is added to the “Defined Terms” section of the prospectus:
Rate Lock Period. A period measured from the application date when the initial rates, Caps, and Annual Fees will be based on those in effect on the application date. For Contracts with application dates before September 14, 2020, the rate lock period is 60 days plus the number of days until the next scheduled Contract Date on or after the 60th day. Otherwise, the Rate Lock Period is 30 days plus the number of days until the next business day after the 30th day.
Summary
The “Initial Rates and Rate Lock” is deleted and replaced with the following:
Initial Rates and Rate Lock
You will receive the initial rates, Caps, and Annual Fees in effect on the application date if the Contract is issued within the Rate Lock Period. Your ability to lock in the rates in effect on the application date only applies to the initial rates. Otherwise, rates, Caps and Annual Fees will be based on the rates in effect on the Contract Date. For recent interest rates, Caps and Annual Fees available for new contracts, go to www.riversource.com/annuities/performance/
Risk Factors
The third paragraph in the “Level of Interest Rates, Caps, Upside participation Rates and Annual Fees” is deleted and replaced with the following:
The rates You receive at issue may be higher or lower if the Contract is not issued within the Rate Lock Period. The Fixed, Interim and Indexed Accounts will each receive the applicable interest rates, Caps, Upside Participation Rates, and Annual Fees in effect on the application date if the Contract is issued within the Rate Lock Period. Otherwise, the rates will be based on the Contract Date. You bear the risk that the rates and Caps may decrease, and Annual Fees may increase prior to the Contract being issued. The rate lock only applies to the rates, Caps and Annual Fees at issue.
Purchase
The paragraphs 3 through 6 in the “Purchasing the Contract” section are deleted and replaced with the following:
The Contract is issued generally on the next scheduled Contract Date after all purchase payments listed on the application are received. However, We will not wait longer than the Rate Lock Period to issue the Contract if We receive at least the minimum payment by then. Otherwise, We will wait up to 90 days to issue the Contract. If the minimum payment is not received within 90 days, the application will be cancelled.
Prior to September 14, 2020, the Contracts were issued only on the 3rd, 10th, 17th and 24th day of every month, even if these dates fall on a holiday or weekend. Effective on September 14, 2020, the Contracts are issued on the next business day after all purchase payments are received (subject to rules stated above). Purchase payments received prior to the Contract Date will be held in a suspense account until the Contract Date. Payments held in the suspense account will earn daily fixed interest until the Contract Date, but no interest will be credited until the Contract is issued. If the Owner dies before the Contract is issued, all premiums received would be returned without interest and the application will be withdrawn.
Initial interest rates, Caps, Upside Participation Rates and Annual Fees for initial Indexed Account elections will be shown under Your Contract. If the Contract is issued within the Rate Lock Period, the initial purchase payment will receive the applicable interest rates, Caps, Upside Participation Rates and Annual Fees in effect on the application date. Otherwise, interest rates, Caps, Upside Participation Rates and Annual Fees will be based on the rates in effect on the Contract Date. For recent interest rates, Caps and Annual Fees available for new contracts, go to www.riversource.com/annuities/performance/
Any additional purchase payments will receive the Interim account interest rate in effect on the application date if the Contract was issued within the Rate Lock Period. Otherwise, they will receive the interim account rate in effect on the Contract Date. The interim account rate will be applied until the first Contract Anniversary when You can transfer to the Fixed Account or any available Indexed Account.
THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
S-6730-3 A (07/20)
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